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                                                              Page 1 of 15 Pages

                                  SCHEDULE 13D


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO.__)*


                                  LODGIAN, INC.
                                ----------------
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
               Series A Preferred Stock, $.01 Par Value Per Share
               --------------------------------------------------
                         (Title of Class of Securities)

                            Common Stock: 54021P 20 5
                          Preferred Stock: 54021P 30 4
                          ----------------------------
                                 (CUSIP Number)

                                  John B. Frank
                       Managing Director & General Counsel
                         Oaktree Capital Management, LLC
                       333 South Grand Avenue, 28th Floor
                          Los Angeles, California 90071
                                  (213)830-6300

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 25, 2002
 ------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. | |

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                                              Page 2 of 15 Pages



CUSIP No.:  Common Stock:     54021P 20 5
            Preferred Stock:  54021P 30 4
-----------------------------------------
1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only) Oaktree Capital Management, LLC

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER
         OF A GROUP (See Instructions)                              (a)   | |

                                                                    (b)   |x|
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         Not Applicable

--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
         ITEMS
         2(d) or 2(e) |  |

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         California

--------------------------------------------------------------------------------
                              7.    SOLE VOTING POWER
NUMBER OF                           1,664,752 COMMON STOCK
SHARES                              1,405,068 PREFERRED STOCK
BENEFICIALLY                  --------------------------------------------------
OWNED BY EACH                 8.    SHARED VOTING POWER
REPORTING                           NONE
PERSON WITH                   --------------------------------------------------
                              9.    SOLE DISPOSITIVE POWER
                                    1,664,752  COMMON STOCK
                                    1,405,068  PREFERRED STOCK
                              --------------------------------------------------
                              10.   SHARED DISPOSITIVE POWER
                                    NONE

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,664,752 COMMON STOCK
            1,405,068  PREFERRED STOCK

--------------------------------------------------------------------------------
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                                                              Page 3 of 15 Pages



--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |x|

--------------------------------------------------------------------------------
13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            23.78% COMMON STOCK (1)
            28.10% PREFERRED STOCK(2)

--------------------------------------------------------------------------------
14.         TYPE OF REPORTING PERSON (See Instructions)
            IA, OO

--------------------------------------------------------------------------------




--------------------------------
1 Based on a total of 7,000,000 shares of Common Stock to be issued on the Effective Date (defined below) pursuant to the Issuer's Plan (defined below).

2 Based on a total of 5,000,000 shares of Preferred Stock to be issued on the Effective Date pursuant to the Issuer's Plan.


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                                                              Page 4 of 15 Pages


CUSIP No.:  Common Stock:     54021P 20 5
            Preferred Stock:  54021P 30 4
-----------------------------------------
1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only) OCM Real Estate Opportunities Fund II, L.P.

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER
         OF A GROUP (See Instructions)                              (a)   | |

                                                                    (b)   |x|
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         OO

--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
         ITEMS
         2(d) or 2(e) |  |

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
                              7.    SOLE VOTING POWER
NUMBER OF                           1,578,611 COMMON STOCK
SHARES                              1,332,364 PREFERRED STOCK
BENEFICIALLY                  --------------------------------------------------
OWNED BY EACH                 8.    SHARED VOTING POWER
REPORTING                           NONE
PERSON WITH                   --------------------------------------------------
                              9.    SOLE DISPOSITIVE POWER
                                    1,578,611  COMMON STOCK
                                    1,332,364  PREFERRED STOCK
                              --------------------------------------------------
                              10.   SHARED DISPOSITIVE POWER
                                    NONE

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,578,611 COMMON STOCK
            1,332,364  PREFERRED STOCK

--------------------------------------------------------------------------------
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                                                              Page 5 of 15 Pages


--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |x|

--------------------------------------------------------------------------------
13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            22.55% COMMON STOCK (3)
            26.65% PREFERRED STOCK(4)

--------------------------------------------------------------------------------
14.         TYPE OF REPORTING PERSON (See Instructions)
            PN

--------------------------------------------------------------------------------











------------------------
3 Based on a total of 7,000,000 shares of Common Stock to be issued on the Effective Date pursuant to the Issuer's Plan.

4 Based on a total of 5,000,000 shares of Preferred Stock to be issued on the Effective Date pursuant to the Issuer's Plan.

         This Statement on Schedule 13D relates to Series A Preferred Stock, $.01 par value per share (the "Preferred Stock") and Common Stock, $.01 par value per share (the "Common Stock"; and together with the Preferred Stock, the "Shares"), of Lodgian, Inc. (the "Issuer"). This Statement is being filed to report that, pursuant to a First Amended Plan of Reorganization (as defined herein and as more fully described in Item 6 below), the Reporting Persons (as defined herein) acquired beneficial ownership of the Shares reported herein in connection with the discharge of the Reporting Persons' claims as beneficial owners of 12.25% Senior Subordinated Notes due 2009 (the "Senior Subordinated Notes") issued by Lodgian Financing Corp., and guaranteed by the Issuer and certain other affiliates of the Issuer that are debtors and debtors in possession in Chapter 11 cases under the Bankruptcy Code.

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the Shares. The address of the principal executive offices of the Issuer is Lodgian, Inc, 3445 Peachtree Road, Suite 700, Atlanta, GA 30326.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed on behalf of:

         (i) Oaktree Capital Management, LLC, a California limited liability company and a registered investment adviser under the Investment Advisers Act of 1940, as amended ("Oaktree"), in its capacity as the general partner and/or investment manager of the OCM Fund (as defined below) and the Separate Account (as defined below); and

         (ii) OCM Real Estate Opportunities Fund II, L.P., a Delaware limited partnership (the "OCM Fund" and together with Oaktree, the "Reporting Persons").

         This Schedule 13D relates to (i) Shares held by the OCM Fund of which Oaktree acts as general partner; and (ii) Shares held by a third party separate account (the "Separate Account") for which Oaktree acts as investment manager.

         The principal business of Oaktree is providing investment advice and management services to institutional and individual investors. The OCM Fund is a limited partnership which generally invests in real estate and real estate-related securities and obligations. The Separate Account invests in securities and obligations similar to those in which the OCM Fund invests. Based on Oaktree's relationship with the OCM Fund and the Separate Account, Oaktree may be deemed to beneficially own the Shares held by the OCM Fund and the Separate Account. The Separate Account does not beneficially own more than 5% of the Common Stock or 5% of the Preferred Stock.


                               Page 6 of 15 Pages

         The address of the principal business and principal office for Oaktree and OCM Fund is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. Current information concerning the identity and background of the executive officers and members of Oaktree is set forth in Annex A hereto, which is incorporated herein by reference in response to this Item 2.

         During the past five years, the Reporting Persons have not and, to the best of their knowledge, no other person identified in response to this Item 2 has, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The information set forth in Item 6 is hereby incorporated by reference into this Item 3.

         Pursuant to the Plan, the Reporting Persons acquired beneficial ownership of the Shares in satisfaction and discharge of claims with respect to the Senior Subordinated Notes beneficially owned by the Reporting Persons. The purchase of the Senior Subordinated Notes held and owned by the OCM Fund were funded through the OCM Fund's working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Shares held by the OCM Fund were acquired as described in Item 3 and Item 6. The information set forth in Item 3 and Item 6 hereof is hereby incorporated by reference into this Item 4. The OCM Fund currently holds such Shares for investment purposes subject to the next paragraph.

         Oaktree, as the general partner of the OCM Fund, continuously evaluates the Issuer's businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional Shares of the Issuer will be acquired by the OCM Fund or by other accounts and funds of which Oaktree is the general partner and/or investment manager or whether the OCM Fund or any such other accounts or funds will dispose of Shares of the Issuer. At any time, additional Shares may be acquired or some or all of the Shares of the Issuer beneficially owned by Oaktree, the OCM Fund and/or the Separate Account may be sold, in either case in the open market, in privately negotiated transactions or otherwise. Except as otherwise disclosed herein, neither Reporting Person currently has any agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j)



                               Page 7 of 15 Pages
of Schedule 13D; however, as part of the ongoing evaluation of this investment and investment alternatives, each Reporting Person may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, each Reporting Person may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

         Russel S. Bernard, a Principal of Oaktree, serves on the Board of Directors of the Issuer. As a director of the Issuer, Mr. Bernard may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

         Sean Armstrong, a Managing Director of Oaktree, serves on the Board of Directors of the Issuer. As a director of the Issuer, Mr. Armstrong may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 5.

         The filing of this Schedule 13D shall not be construed as an admission that either Reporting Person or any of its respective members, officers, employees, affiliates or partners, as applicable, are, for the purposes of
Section 13(d) or Section 13 (g) of the Securities Exchange Act of 1934, the beneficial owners of any securities covered by this Schedule 13D. In addition, the filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are the beneficial owners of any securities covered by this
Schedule 13D for any purposes other than Section 13 (d) or Section 13 (g) of the Securities Act of 1934.

(a) The OCM Fund beneficially owns 1,578,611 shares of Common Stock (approximately 22.55% of the total number of shares of Common Stock outstanding) and 1,332,364 shares of Preferred Stock (approximately 26.65% of the total number of shares of Preferred Stock outstanding).

         Oaktree, in its capacity as the general partner of the OCM Fund and the investment manager of the Separate Account, may be deemed to be the beneficial owner of 1,664,752 shares of Common Stock (approximately 23.78% of the total number of shares of Common Stock outstanding) and 1,405,068 shares of Preferred Stock (approximately 28.10% of the total number of shares of Preferred Stock outstanding). This number consists of the Shares held by the OCM Fund as


                               Page 8 of 15 Pages
         set forth in (a) above and 86,141 shares of Common Stock and 72,704 shares of Preferred Stock held by the Separate Account.

(b) Oaktree has discretionary authority and control over all of the assets of the OCM Fund and the Separate Account pursuant to its status as general partner of the OCM Fund and investment manager of the Separate Account, including the power to vote and dispose of the Issuer's Shares. Therefore, Oaktree may be deemed to have sole power to direct the voting and disposition of 1,664,752 shares of Common Stock and 1,405,068 shares of Preferred Stock.

(c) Except as set forth in Item 6 below, the Reporting Persons have not effected or caused to be effected any transactions with respect to the Shares in the 60 days prior to the date hereof.

(d) The client of the Separate Account, the partners of the OCM Fund and the members of Oaktree have the right to receive and, subject to the terms and provisions of such advisory and partnership arrangements, the power to direct the receipt of dividends from and the proceeds of the sale of, any of the Shares beneficially owned by Oaktree.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On November 5, 2002, the United States Bankruptcy Court for the Southern District of New York entered an order confirming the First Amended Joint Plan of Reorganization of Lodgian, Inc. et. al., (Other Than the CCA Debtors) Together With the Official Committee of Unsecured Creditors Under Chapter 11 of the Bankruptcy Code dated as of November 1, 2002 (the "Plan"), a copy of which is incorporated by reference hereto as Exhibit A and incorporated herein by reference in response to this Item 6). Pursuant to the Plan, on November 25, 2002, the Effective Date of the Plan (the "Effective Date"), the Issuer distributed shares of Common Stock and Preferred Stock to holders of the Senior Subordinated Notes, in satisfaction and discharge of claims with respect to the Senior Subordinated Notes. As a result, the Reporting Persons acquired beneficial ownership of the Shares.

         The OCM Fund and the client of the Separate Account are parties to a Registration Rights Agreement, which provides the OCM Fund, the client of the Separate Account and certain other holders of Common Stock, Preferred Stock, and warrants to purchase Common Stock, with certain registration rights. A copy of the Registration Rights Agreement is incorporated by reference hereto as Exhibit B and incorporated herein by reference to this Item 6.


                               Page 9 of 15 Pages

         The foregoing description of the Plan does not purport to be complete and is qualified in its entirety by the terms of the Plan which is incorporated herein by reference.

         Oaktree, as general partner of the OCM Fund, receives a management fee for managing the assets of the OCM Fund and has a carried interest in the OCM Fund.

         Except as described above and elsewhere in this Schedule 13D, as of the date hereof there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer beneficially owned by the OCM Fund.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The Exhibit Index is incorporated herein by reference.



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


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Date:  December 5, 2002

                                    OAKTREE CAPITAL MANAGEMENT, LLC

                                    By: /s/ Marc Porosoff
                                    --------------------------------------------
                                    Name:      Marc Porosoff
                                    Title:     Senior Vice President, Legal


                                    OCM REAL ESTATE OPPORTUNITIES FUND II, L.P.

                                    By:  Oaktree Capital Management, LLC,
                                    its general partner

                                    By: /s/ Marc Porosoff
                                    --------------------------------------------
                                    Name:      Marc Porosoff
                                    Title:     Senior Vice President, Legal



                               Page 11 of 15 Pages

                                     ANNEX A

        Executive Officers and Members of Oaktree Capital Management, LLC

          Name/Citizenship                  Principal Occupation                  Business Address
          ----------------                  --------------------                  ----------------

Howard S. Marks                       Chairman and Principal            Oaktree Capital Management, LLC
(United States)                                                         333 South Grand Avenue
                                                                        28th Floor
                                                                        Los Angeles, CA 90071

Bruce A. Karsh                        President and Principal           Oaktree Capital Management, LLC
(United States)                                                         333 South Grand Avenue
                                                                        28th Floor
                                                                        Los Angeles, CA 90071

Sheldon M. Stone                      Principal                         Oaktree Capital Management, LLC
(United States)                                                         333 South Grand Avenue
                                                                        28th Floor
                                                                        Los Angeles, CA 90071

David Richard Masson                  Principal                         Oaktree Capital Management, LLC
(United States)                                                         333 South Grand Avenue
                                                                        28th Floor
                                                                        Los Angeles, CA 90071

Larry Keele                           Principal                         Oaktree Capital Management, LLC
(United States)                                                         333 South Grand Avenue
                                                                        28th Floor
                                                                        Los Angeles, CA 90071

Russel S. Bernard                     Principal                         Oaktree Capital Management, LLC
(United States)                                                         1301 Avenue of the Americas
                                                                        34th Floor
                                                                        New York, NY 10019

Stephen A. Kaplan                     Principal                         Oaktree Capital Management, LLC
(United States)                                                         333 South Grand Avenue
                                                                        28th Floor
                                                                        Los Angeles, CA 90071

David Kirchheimer                     Principal and Chief Financial     Oaktree Capital Management, LLC
(United States)                       and Administrative Officer        333 South Grand Avenue
                                                                        28th Floor
                                                                        Los Angeles, CA 90071

Kevin L. Clayton                      Principal                         Oaktree Capital Management, LLC
(United States)                                                         1301 Avenue of the Americas
                                                                        34th Floor
                                                                        New York, NY 10019

                               Page 12 of 15 Pages



John W. Moon                          Principal                         Oaktree Capital Management, LLC
(United States)                                                         1301 Avenue of the Americas
                                                                        34th Floor
                                                                        New York, NY 10019

John B. Frank                         Managing Director and General     Oaktree Capital Management, LLC
(United States)                       Counsel                           333 South Grand Avenue
                                                                        28th Floor
                                                                        Los Angeles, CA 90071

Marc Porosoff                         Senior Vice President, Legal      Oaktree Capital Management, LLC
(United States)                                                         1301 Avenue of the Americas
                                                                        34th Floor
                                                                        New York, NY 10019




To the best of each Reporting Person's knowledge, none of the above persons hold any Shares.



                               Page 13 of 15 Pages

                                  EXHIBIT INDEX

                                                                                 Page
                                                                                 ----

A.   First Amended Joint Plan of Reorganization of Lodgian, Inc. et. al., (Other
     Than the CCA Debtors) Together With the Official Committee of Unsecured
     Creditors Under Chapter 11 of the Bankruptcy Code dated as of November 1,
     2002 (the "Plan"). (1)

B.   Registration Rights Agreement. (2)

C. A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

(1)  Filed on November 20, 2002 as Exhibit 2.1 to the Issuer's Current Report on
     Form 8-K (Commission File Number 001-14537).

(2)  Filed on November 26, 2002 as Exhibit 10.1 to the Issuer's Form 8-A
     (Commission File Number 000-50108).



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